U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                            Federal Trust Corporation
                ------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
                ------------------------------------------------
                         (Title of Class of Securities)

                                    314012105
                ------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2006
           -----------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)




     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

        [X] Rule 13d-1(b)

        [ ] Rule 13d-1(c)

        [ ] Rule 13d-1(d)

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 314012105
--------------------------------------------------------------------------------

1)   Names of Reporting Persons
     I.R.S. Identification Nos. Of Above Persons (Entities Only)

         KEEFE MANAGERS, LLC  71-0885390
--------------------------------------------------------------------------------
2) Check The Appropriate Box If a Member of a Group (See Instructions)

        (A) [ ]
        (B) [ ]
--------------------------------------------------------------------------------
3) SEC Use Only

--------------------------------------------------------------------------------
4) Citizenship or Place of Organization

      DELAWARE LIMITED LIABILITY COMPANY
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each Reporting Person With:

        5) Sole Voting Power

              517,782
        -----------------------------------------------
        6) Shared Voting Power

                 0
        -----------------------------------------------
        7) Sole Dispositive Power

             517,782
        -----------------------------------------------
        8) Shared Dispositive Power

                 0
--------------------------------------------------------------------------------
9) Aggregate Amount Beneficially Owned by Each Reporting Person

             517,782
--------------------------------------------------------------------------------
10)   Check If the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)

         [ ]
--------------------------------------------------------------------------------
11)   Percent of Class Represented by Amount in Row (9)

             5.54%
--------------------------------------------------------------------------------
12) Type of Reporting Person (See Instructions)

         IA, CO
--------------------------------------------------------------------------------

Item 1. (a) Name of Issuer:

              Federal Trust Corporation

        (b) Address of Issuer's Principal Executive Offices:

              312 W. 1st Streer
              Sanford, Florida  32771
--------------------------------------------------------------------------------
Item 2. (a) NAME OF PERSON FILING; ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE; CITIZENSHIP:

        This Schedule 13G is being filed by Keefe Managers, LLC, a Delaware limited liability company("KM, LLC") and Keefe-Rainbow Partners, LP, a Delaware limited partnership ("Rainbow"). The business address of each of KM, LLC and Rainbow is:

        375 Park Avenue (23rd Floor)
        New York, New York  10152.

        (d) Title of Class of Securities

             Common Stock

        (e) CUSIP Number:

             314012105
--------------------------------------------------------------------------------
Item 3. If this statement is being filed pursuant to Rule 13d-1(b) or (c), or 13d-2(b), check whether the person filing is:

     (a) [ ] Broker or dealer registered under Section 15 of the Act
     (b) [ ] Bank as defined in section 3(a)(6) of the Act
     (c) [ ] Insurance company as defined in section 3(a)(19) of the Act
     (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940
     (e) [X] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
     (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
     (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G)
     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940
     (j) [ ] Group, in accordance with 13d-1(b)(1)(ii)(J)
--------------------------------------------------------------------------------

Item 4. Ownership:

(a)   Amount Beneficially Owned:        517,782

(b)   Percent of Class:                 5.54%

(c)   Number of Shares as to which such person has:

(i)   Sole power to vote or direct the vote:            517,782

(ii)  Shared power to vote or direct the vote:          0

(iii) Sole power to dispose or direct the disposition of:       517,782

(iv)  Shared power to dispose or direct the disposition of:     0

--------------------------------------------------------------------------------
Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ]

--------------------------------------------------------------------------------
Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Various persons other than those whose beneficial ownership is reported on this schedule have the right to receive or the power to direct the receipt of dividends from, or proceeds from sale of, the securities whose ownership is reported on this schedule. No one such other person's interest in such securities relates to more than five percent of the class.
--------------------------------------------------------------------------------
Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable

--------------------------------------------------------------------------------
Item 8. Identification and Classification of Members of the Group

Not applicable

--------------------------------------------------------------------------------
Item 9. Notice of Dissolution of Group

Not applicable
--------------------------------------------------------------------------------
Item 10. Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        KEEFE MANAGERS, LLC

                                        By: /s/ JOHN J. LYONS
                                            -------------------------------
                                            Name:  John J. Lyons
                                            Title: President, Co-CEO